

06013922


WashTec
AG



WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Date, May 22. 2006

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with WashTec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, enclosed please find our

- ad hoc notification of **May 04th , 2006** concerning **"Dynamic revenue growth in the first quarter"**

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

- **interim report Q1 2006**

- **annual report 2005**

- ad hoc notification of **April 04th , 2006** concerning **"Dynamic growth in fiscal 2005"**

Sincerely,

WashTec AG

Marius Pfeilschifter

WashTec AG | Argonstraße 7 • D-86153 Augsburg | Telefon: +49 (0) 821/5584-0 | Telefax: +49 (0) 821/5584-1204 | Internet: www.washtec.de

Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Aufsichtsrat-Vorsitzender: Alexander von Engelhardt

Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024261000
Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg

/04.06



Dynamic revenue growth in the first quarter:

- **Revenue up EUR 9.7m to EUR 59.5m, representing growth of 19.5%**
- **EBT at EUR 0.2m in the first quarter (prior year: EUR 1.2m) due to high non-recurring expenses**
- **Scheduled start of the integration of Mark VII, USA**

Augsburg, 04 May 2006 – WashTec AG continued to expand its position as the world leading provider of solutions for carwash systems in the first quarter of 2006.
The successful product and marketing campaign was continued. WashTec Group revenues increased by 19.5% to EUR 59.5m in the first quarter of the current fiscal year. Revenues from the SoftCare family in Europe continued to develop well. Rollover machine SoftCare Bravo which was launched for the basic segment in the third quarter of the prior year also contributed to the increase in revenues. Positive effects were also attributed to a framework agreement concluded with Shell at the end of 2005, in which WashTec is listed as a preferred supplier of a comprehensive service package ranging from the financing, supply and maintenance of car wash systems, including chemicals, to "light category management", i.e. on-site advertising activities. The listing as "category captain" highlights the leading position of WashTec as a "full service provider". According to Thorsten Krüger, speaker of the management board of WashTec AG, the program has been well received in the countries in which it has already been implemented.
The acquisition of Mark VII at the beginning of the fiscal year means that its revenues have now been included the WashTec Group's revenues for the first time. Due to market developments, Mark VII's revenues were lower than expected.

At EUR 2.7m, EBITDA is down EUR 1.6m on the prior year. This is mainly attributable to extraordinary expenses of EUR 4.2m (prior year: EUR 0.7m) for phantom stocks recognized under personnel expenses. The phantom stock program for 2003 to 2005 has been completed with the release of the 2005 results. Disbursement will take place during the current fiscal year.
Financial expenses decreased by EUR 0.6m to EUR 0.9m due to improved conditions following the refinancing of its credit lines.
EBT stood at EUR 0.2m, compared with EUR 1.2m in the prior year.

As a result of the financing of the acquisition of Mark VII by the banking syndicate of the WashTec Group, liabilities to banks climbed to EUR 62.2m in comparison to December 31, 2005. The equity ratio stood at 24.5% as of March 31, 2006.



Scheduled Start of Integration

The integration of Mark VII is on track. The team responsible for product development has commenced activities led by a strategic product committee. Relocation of the production of Softwash to Denver will be completed in the third quarter. The cost reduction project groups for Finance & Controlling, Development and Supply Chain confirmed the findings of the due diligence review and began implementing the measures. Production processes at Mark VII have been examined and will be optimized in accordance with the WashTec benchmark. In the second integration phase, focus will be placed on optimizing sales activities in the US.

The Company is continuing its product and marketing campaign. The Company is to present innovations in all product areas at automechanika, the world's largest trade fair for the industry, in September 2006. These will include a basic rollover system that is being developed especially for lower requirements in terms of options and numbers of washes. This system has been designed especially for the southern and eastern European markets.

We will continue to actively sound out individual markets in order to ensure an optimal marketing approach. In this context, acquisitions on a small scale may be made.

WashTec aims to build on its position as market, innovation and return on investment leader in the carwash industry. As the most dynamic company in the industry, we target another significant increase in earnings in 2006.

Key performance indicators:

EUR m	Q1/2006	Q1/2005
Revenues	59.5	49.8
EBITDA	2.7	4.3
EBIT	1.1	2.7
EBT	0.2	1.2

The complete quarterly report may be downloaded from our website at www.washtec.de.

Contact:
WashTec AG (Tel.: +49 (0) 821-5584-1134)
Karoline Kalb (E-mail: kkalb@washtec.de



Dynamic growth in fiscal 2005:
- Sales up 6.6% to EUR 225.8 million
- Earnings before tax (EBT) up from EUR 1.0 million to EUR 15.0 million
- Net liabilities reduced to EUR 44.2 million

Augsburg, April 4, 2006 – WashTec AG (ISIN DE0007507501) looks back on extremely dynamic growth in fiscal year 2005. Supported by strong business activity for roll-over washes and the positive effects of the comprehensive restructuring programme, WashTec was able to boost both sales and earnings significantly. "At 10.5%, our operating EBIT margin was higher than the target we had set ourselves," explained Management Board Spokesman Thorsten Krüger at today's annual accounts press conference in Munich. The company had originally announced an operating EBIT margin target of 10%.

Group sales rose by 6.6% from EUR 211.8 million to EUR 225.8 million, mainly due to the positive development in the roll-over washes segment, which benefited from the additions of the SoftCare product family. Foreign sales accounted for 58.9% of total sales, i.e. almost two percentage points up on the previous year's 57.4%.

Earnings before interest and tax increased by 113% from EUR 9.1 million to EUR 19.4 million, primarily due to the positive effects of the restructuring programme, which resulted in a sustained improvement of the company's cost structures. The negative financial result declined from the previous year's EUR 8.0 million to EUR 4.4 million as a result of the reduction in bank liabilities and the amended terms of the refinanced working capital loans. Earnings before tax amounted to EUR 15.0 million (2004: EUR 1.0 million). This figure includes non-recurring effects in an amount of EUR 4.5 million (2004: EUR 6.2 million), which comprise, among other things, expenses resulting from the closure of the Canadian subsidiary SSI (EUR 1.3 million), inventory adjustments (EUR 0.9 million) and provisions for phased retirement schemes (EUR 0.8 million). After deduction of tax in an amount of EUR 5.6 million (2004: EUR 4.2 million), net profit for the year amounted to EUR 9.4 million, compared to EUR -3.2 million in the previous year. Accordingly, earnings per share improved from EUR -0.28 to EUR 0.81 (weighted average of shares issued 11,653 million).

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-1135

Management Board:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg



"Last year, we not only strengthened our operating profitability but also put our balance sheet structure back on a solid base," said Jürgen Lauer, CFO of WashTec AG. In August 2005, the company increased its capital by EUR 20 million to EUR 40 million, which led to a net inflow of funds of approx. EUR 36 million. These funds were used to repay substantial portions of subordinated loans. The equity ratio increased from 2.4% to 27%, as equity rose from EUR 4.0 million to EUR 49.3 million.

Krüger expressed his optimism about the acquisition of Mark VII Equipment LLC, USA, which had been announced at the beginning of the year. "This acquisition means that we reached our strategic objective of entering the attractive US market earlier than expected. The leading market position, the complementary product range and the positive track record of the past years make Mark VII an ideal partner for us." In 2006, WashTec wants to grow not only in the USA. The Austrian subsidiary established last year, for instance, will help the company make further access into the Eastern European markets.

In 2006, WashTec will aim to boost its operating result further and to expand its position as the market leader and as the most innovative and profitable company in the industry.

The WashTec AG annual report 2005 is available under www.washtec.de.

Contact:
Karoline Kalb Telefon +49 (0) 821/5584-1134
email kkalb@washtec.de



WASHTEC AG – Quarterly Report for the Period From January 1 to March 31, 2006


WashTec

Dynamic Revenue Growth in the First Quarter:

- Revenues up EUR 9.7m to EUR 59.5m, representing a growth of 19.5%
- EBT at EUR 0.2m in Q1 (prior year: EUR 1.2m) due to high non-recurring expenses
- Scheduled start of the integration of Mark VII, USA

		Q1 2006	Q1 2005	Change
Revenues	EUR m	59.5	49.8	19.5%
EBITDA	EUR m	2.7	4.3	-37.2%
EBT	EUR m	0.2	1.2	-83.3%
Investments	EUR m	17.0	1.1	1,445%
No. of employees as of March 31		1,409	1,312	7.4%
Earnings per share*	EUR	0.01	0.06	-85.5%
Cash flow	EUR m	-2.1	5.6	-137.5%

* diluted = basic, number of shares 2006: 15,200,000, 2005 weighted average 11,653,333

Foreword by the Management Board

WashTec continued to expand its position as the world leading provider of solutions for carwash systems in the first quarter of 2006.

The successful product and marketing campaign led to a year-on-year rise in Q1 revenues, which were up EUR 9.7m to EUR 59.5m (Q1/2005: EUR 49.8m). This growth can be attributed to the first-time consolidation of the revenues of Mark VII, USA, and the ongoing positive trend in the rollover wash systems of the SoftCare family in Europe.

The successful product and marketing campaign led to a year-on-year rise in Q1 revenues.

Earnings before Taxes (EBT) stood at EUR 0.2m, compared to EUR 1.2m in the prior year. Due to the above-average share performance in the first quarter, this includes extraordinary personnel expenses of EUR 4.2m (Q1/2005: EUR 0.7m) for phantom stocks.

Following the announcement of the acquisition of Mark VII Equipment LLC on January 19, 2006, the projects for the integration of Mark VII were launched as scheduled in the first quarter. The transaction was financed by the WashTec Group's banking syndicate. In the first quarter, EUR 16.2m was paid to the seller. As a result, net indebtedness to banks rose to EUR 57.3m as of March 31, 2006, compared with the EUR 44.2m as of December 31, 2005.

Cash flows from operating activities stood at EUR 4.1m (prior-year period: EUR 7.3m). Due to the cash outflows from investing activities, including the acquisition of Mark VII, there was a net decrease of EUR 2.1m in cash and cash equivalents (prior-year period: increase of EUR 5.6m) in the first quarter.

In February, WashTec held a symposium in Augsburg, Germany, for national and international mineral oil companies from Russia, in which representatives of the mineral oil companies took part in various presentations on the car wash business, visited sites and discussed current developments in the car wash business in their region.

As a new member of the WashTec Group, Mark VII attended the ICA show, the largest industry trade fair in Las Vegas, in March. In addition to WashTec, the main European competitors were represented for the first time with products for the US market. This is a sign that European manufacturers are increasingly focusing their attention on the world's second largest market for car wash systems.

Integration of Mark VII is on track. The team responsible for product development has commenced activities led by a strategic product committee. Relocation of the production of Softwash to Denver has commenced and will be completed in the third quarter. The cost reduction project group confirmed the findings of the due diligence review and began implementing the measures.

Integration of Mark VII on track: strategic product committee started, efficiency programmes implemented.

The share price has performed exceptionally well since the start of the year, jump-started by the announcement of the acquisition of Mark VII and the preliminary results for fiscal year 2005. Within the scope of a placement, the shareholders Edelmar, Archernar and Augias sold some 37% of the shares in WashTec AG to various institutional investors in the first quarter. This increased the free-float considerably.

Economic Climate and Market

Economic climate cautiously positive in Germany – remains stable in the rest of Europe.

The economic climate in Germany is cautiously optimistic.
The Ifo business climate index for the German economy rose in March. At the end of the first quarter, economic growth of some 1.5% in real terms was forecasted for 2006. The rest of Europe remains stable. Direct effects of the general economic trend on investment behavior in the car wash business were not noticeable in the first quarter. The economic climate in the US is also optimistic. Investments in car wash systems on the US market fell short of expectations in the first quarter.

Revenues

In EUR m, IFRSs	March 31, 2006	March 31, 2005
Revenues total	**59.5**	**49.8**
Domestic	23.5	22.2
Abroad	36.0	27.6

At EUR 59.5m, revenues were up EUR 9.7m compared to the prior-year level, with Q1 revenues including the revenues of Mark VII, USA, for the first time. However, in contrast to the prior-year period, no revenues were contributed by SSI Corp., Canada following its closure at the end of fiscal year 2005. Extraordinary revenue of EUR 1.1m was realized as a result of the final inspection of the last train wash project from 2003. Revenue growth on the back of the acquisition of Mark VII, USA, lagged behind expectations due to the current market situation.

Revenues from the SoftCare family in Europe continued to develop well. SoftCare Bravo, introduced in the basic segment in the third quarter of the prior year, also contributed to the increase in revenues.

At the end of fiscal year 2005, the Company concluded a Europe-wide framework agreement with Shell as preferred supplier, which has already had positive effects in the first quarter.

Revenue growth at the WashTec Group in Europe is being propelled by WashTec's subsidiaries.

Earnings

In EUR m, IFRSs	March 31, 2006	March 31, 2005
EBITDA	2.7	4.3
EBT	0.2	1.2

EBITDA stood at EUR 2.7m, down EUR 1.6m on the prior year, due to the extraordinary expenses of EUR 4.2m for phantom stock recognized under personnel expenses.

At EUR 2.7m, EBITDA is down EUR 1.6m on the prior year. This is mainly attributable to extraordinary expenses of EUR 4.2m (prior year: EUR 0.7m) for phantom stocks recognized under personnel expenses. The phantom stock program 2003 to 2005 has been completed with the release of the 2005 results. Disbursement will take place during the current fiscal year.

Earnings in the first quarter also include extraordinary income of EUR 0.1m from the sale of the property in Schöllkrippen as well as other extraordinary income of EUR 0.5m.

At 59.4% (Q1/2005: 61.2%), the gross profit margin in the first quarter was lower than the prior year. The slight decrease in the gross profit margin is attributable to a shift in the region and product mix. Since Mark VII mainly sells its products via a dealer network, it generates significantly lower gross profits in relative terms.

Personnel expenses rose to EUR 24.2m (Q1/2005: EUR 18.3m) due to extraordinary expenses. It should also be noted that headcount increased due to the first-time inclusion of employees of the subsidiaries in the US, Austria and Italy.

At EUR 8.4m, other operating expenses were slightly higher than in the prior year (Q1/2005: EUR 7.9m) due to the consolidation of Mark VII.

At EUR 1.6m, amortization, depreciation and impairment losses remained at the prior-year level (prior year: EUR 1.7m).

Financial expenses decreased by EUR 0.6m to EUR 0.9m due to improved conditions following refinancing of the credit lines. EBT stood at EUR 0.2m, compared with EUR 1.2m in the prior year.

Balance Sheet

Assets (in EUR m, IFRSs)	March 31, 2006	Dec 31, 2005
Non-current assets	125.1	108.6
Current assets	75.1	72.3
Prepaid expenses	2.1	1.5
Balance sheet total	**202.3**	**182.5**

Consolidation of Mark VII led to an extension of balance sheet total.

Mark VII has been consolidated in the WashTec Group since January 1. Mark VII will prepare its final opening balance sheet following joint approval of the financial statements for 2005. Intangible assets rose from EUR 42.2m as of December 31, 2005 to EUR 57.2m as of March 31, 2006.

The consolidation of Mark VII drove inventories and trade receivables up in the first quarter. Adjusted for Mark VII, the inventories of the WashTec Group decreased against the prior year. Trade receivables rose from EUR 33.4m to EUR 35.4m, and inventories from EUR 29.0m to EUR 31.4m.

Equity and liabilities (In EUR m, IFRSs)	March 31, 2006	Dec 31, 2005
Equity	49.5	49.3
Liabilities to banks	62.2	51.1
Other liabilities and provisions	84.3	75.7
Deferred income	6.3	6.4
Balance sheet total	**202.3**	**182.5**

As a result of the financing of the acquisition of Mark VII by the banking syndicate of the WashTec Group, liabilities to banks climbed to EUR 62.2m in comparison to December 31, 2005.

The equity ratio stood at 24.5% as of March 31, 2006.

Trade payables increased from EUR 7.0m to EUR 11.3m. Current provisions rose mainly due to the increase in provisions for personnel (EUR 29.7m; December 31, 2005: EUR 26.7m). Consolidated equity increased to EUR 49.5m (December 31, 2005: EUR 49.3m). The equity ratio stood at 24.5% as of March 31, 2006.

Cash Flow Statement

Cash flows from operating activities came to EUR 4.1m in the first quarter of 2006 (Q1/2005: EUR 7.3m), and cash flows from investing activities to EUR 17.0m (2005: EUR 1.1m). Investments mainly related to payments for the acquisition of Mark VII of EUR 16.2m. Cash and cash equivalents decreased overall by EUR 2.1m as of March 31, 2006 (prior-year period: up EUR 5.6m).

Employees

Headcount rose by 97 to 1,409 in comparison to March 31, 2005. In comparison with December 31, 2005, this is an increase of 127 employees. WashTec's employee statistics comprise 142 employees of Mark VII, USA, included for the first time.

The Share

The share price has risen sharply since the beginning of the fiscal year, reaching a provisional annual peak of EUR 16.00 on March 27, 2006. At the end of the quarter, the price was EUR 15.80, up some 46% compared to the 2005 closing price (EUR 10.85).

At the end of the period under review, the WashTec share, at EUR 15.30, outstripped the 2005 closing rate by some 46% (EUR 10.85).

In the first quarter, Henderson Global Investors and the shareholders Edelmar Vermögensverwaltung GmbH, Achernar Vermögensverwaltung GmbH and Augias Vermögensverwaltung GmbH sold their shares in WashTec AG, Augsburg, Germany, to various institutional investors. Threadneedle Asset Management Limited reported that its share in voting rights exceeded the reporting threshold on February 14, 2006 and now amounts to 11.1%.

Thus, the majority of the shares in WashTec AG is free float. The liquidity of the share has increased considerably, bringing us one step closer to our goal of establishing WashTec in the SDAX in the medium term.

The majority of the shares in WashTec AG are in free float. The liquidity of the share has increased considerably

Numerous one-on-one discussions were held during roadshows in London, Zurich and Paris. On January 31, WashTec attended the HSBC – Sustainable Growth Conference in Düsseldorf, Germany, and presented the Company to »sustainability« investors.

At the start of the year, HSBC Trinkaus&Burkardt and HVB started to cover WashTec. Berenberg, Cazenove, Merill Lynch and MM Warburg continue to cover WashTec.

Shareholding in %	March 31, 2006
Threadneedle Asset Management	11.1
Cycladic Capital Management Ltd.	10.6
IED – International Equity Development GmbH	8.9
Powe Capital Ltd.	6.2
Free float	63.2

Source: Announcements in accordance with Paragraph 15a of the German Securities Trading Law (WpHG).

Risks

There were no major changes in comparison to the risks presented in the annual report for 2005.

Outlook

In 2006, focus will be placed on integrating Mark VII. In a first step, we will push ahead with the integration projects in the areas of finance & financial control, development and supply chain. The final assembly of the Softwash rollover systems will start from the second quarter at the Denver location. The other production processes at Mark VII will also be examined and optimized in accordance with the WashTec benchmark. In the second integration phase, focus will be placed on optimizing sales activities in the US.

We will continue to actively sound out individual markets in order to ensure an optimal marketing approach. In this context, acquisitions on a small scale may be made.

In September 2006, WashTec will unveil a number of innovations in all product fields at automechanika, the world's largest industry trade fair. These will include a basic rollover system that is being developed especially for lower requirements in terms of options and numbers of washes.

WashTec aims to build on its position as market and innovation leader with the best returns on an investment. As the most dynamic company in the industry, we target another significant increase in earnings in 2006.

WashTec AG consolidated income statement

	Mar 31, 2006	Mar 31, 2005
	EUR k	EUR k
Revenues	59,496	49,778
Change in inventories	-2,758	303
Other operating income	1,700	675
Total operating performance	58,438	50,756
Cost of materials	23,077	20,287
Gross profit	**35,360**	**30,469**
Personnel expenses	24,241	18,258
Other operating expenses	8,375	7,876
EBITDA	**2,744**	**4,335**
Amortization, depreciation and impairment losses	1,640	1,651
Goodwill amortization	0	0
EBIT	**1,104**	**2,684**
Financial result (net financial expense)	934	1,520
Profit from ordinary activities (EBT)	**170**	**1,163**
Income taxes	-68	-460
Net profit for the period	**102**	**703**
Earnings per share*	**0.01**	**0.06**

**Number of shares: Q1 2006: 15,200,000, Q1 2005: 13,653,333*

Rounded-off to K€, rounding off differences possible

WashTec AG Consolidated Balance Sheet

Assets	Mar 31, 2006	Dec 31, 2005
	EUR k	EUR k
Non-current assets		
Intangible assets	57,203	42,229
Property, plant and equipment	37,708	36,204
Financial assets	26	26
	94,937	**78,459**
Deferred tax assets	30,127	30,111
Non-current receivables and other assets	70	70
Total non-current assets	**125,134**	**108,640**
Current receivables and other assets		
Non-current assets available for sale	291	1,341
Inventories	31,448	29,000
Trade receivables	35,389	33,388
Other assets	2,975	1,690
	70,103	**65,419**
Cash and cash equivalents	4,940	6,909
Total current assets	**75,043**	**72,327**
Prepaid expenses	2,133	1,508
Total assets	**202,311**	**182,475**

Rounded-off to K€, rounding off differences possible

Equity and liabilities	Mar 31, 2006	Dec 31, 2005
	EUR k	EUR k
Equity		
Subscribed capital	40,000	40,000
Capital reserves	44,338	44,338
Other reserves	316	179
Loss carryforward	-35,236	-44,659
Net profit for the period	102	9,423
	49,520	**49,281**
Non-current liabilities		
To banks and similar institutions	54,463	43,534
Loans and liabilities	4,108	5,987
Provisions	15,804	16,148
Current liabilities		
Liabilities to banks and similar institutions	7,714	7,588
Trade payables	11,279	6,962
Advances received on account of orders	2,300	5,552
Provisions	29,659	26,653
Other	21,213	14,407
	72,165	**61,162**
Prepaid expenses	6,250	6,362
Total equity and liabilities	**202,311**	**182,475**

Rounded-off to K€, rounding off differences possible

WashTec AG consolidated cash flow statement

	Mar 31, 2006	Mar 31, 2005
	EUR k	EUR k
EBIT	1,104	2,684
Cash received from interest and dividends	48	51
Interest paid	–982	–1,572
Write-downs on non-current assets	1,640	1,651
Change in non-current provisions	–344	–137
Proceeds/loss from the sale of non-current assets	–385	–223
Gross cash flow	**1,080**	**2,454**
Increase/decrease in inventories	1,382	–873
Increase/decrease in trade receivables	856	–1,189
Increase in trade payables	2,424	4,234
Change in other net current assets	–1,626	2,701
Net cash flows from operating activities (net cash flow)	**4,116**	**7,327**
Cash paid for investments in non-current assets	–1,108	–1,212
Cash received from the sale of non-current assets	251	120
Cash paid for the acquisition of Mark VII	–16,165	0
Net cash flows used in investing activities	**–17,022**	**–1,092**
Cash received from the raising of long-term borrowings	11,000	0
Cash paid for the repayment of subordinated loans	0	0
Repayment of non-current liabilities from finance leases	–188	–615
Repayment of non-current liabilities to banks	0	0
Net cash flows used in financing activities	**10,812**	**–615**
Net decrease/increase in cash and cash equivalents	**– 2,094**	**5.620**
Cash and cash equivalents as of January 1	**–680**	**–58,941**
Cash and cash equivalents as of March 31	**–2,774**	**–53,321**
Bank balances	**4,940**	**2,226**
Liabilities to banks	**–7,714**	**–55,547**

Rounded-off to K€, rounding off differences possible

Equity statement of WashTec AG

	Subscribed capital	Capital reserve	Accumulated profit	Other reserves	Total
	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k
As of Dec. 31, 2005	**40,000**	**44,338**	**–35,236**	**179**	**49,281**
Cost of capital increase					0
Capital increase					0
Profit/loss recognized directly in equity				250*	250
Taxes on items recognized directly in equity				113*	113
Net profit for 2005			102		102
As of Mar. 31, 2006	**40,000**	**44,338**	**–35,134**	**316**	**49,520**

** Changes in value recognized in equity: EUR 363k*

Segment report to IFRS from January 1 to March 31, 2006

	Cleaning Technology		Systems		Consolidation		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k
External revenues	58,726	48,726	987	1,051	–217		59,496	49,778
Other income	1,710	682	0	3	–10	–10	1,700	675
EBIT	**984**	**2,356**	**229**	**328**	**–109**	**0**	**1,104**	**2,684**
Income from interest and financial assets	48	51	0	0			48	51
Interest and similar expenses	–941	–1,521	–41	–51			–982	–1,572
Profit from ordinary activities	**91**	**887**	**188**	**277**	**–109**	**0**	**170**	**1,163**
Income taxes							–68	–460
Consolidated net profit for the period							**102**	**703**

Rounded-off to K€, rounding off differences possible

General

Accounting Policies

The Q1 report has been prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable as of March 31, 2006. The accounting policies have not changed in comparison to those applied in the consolidated financial statements as of December 31, 2005.

To improve the clarity and readability of the balance sheet, income statement and cash flow statement of the WashTec Group, individual items have been grouped.

Consolidated Group

The consolidated group remained unchanged in comparison to the consolidated financial statements as of December 31, 2005.

Balance Sheet/Equity

WashTec AG's capital stock amounted to EUR 40m as of March 31, 2006 and was divided into 15,200,000 shares.

Earnings Per Share

The earnings per share are calculated by dividing the net consolidated result by the number of shares:

	March 31, 2006	March 31, 2005
Net result	EUR 0.1m	EUR 0.7m
Number of shares	15,200,00	11,653,333*
Earnings per share **	EUR 0.01	EUR 0.06

*Number of shares: weighted average ** diluted = basic

Notes on the Parent Company

WashTec AG does not have any operations of its own. It is the ultimate group parent company. WashTec AG has a management board and performs group controlling and risk management functions; it also has a legal department. It provides advisory services in the areas of legal services, finance, marketing, development and production. WashTec AG's most important assets are its direct and indirect investments in advisory services, which largely shape its result. As of March 31, 2006, WashTec AG had 4 employees.

Financial Calendar

General Shareholders' Meeting	May 31, 2006
Q2 Report	August 2006
Q3 Report	November 2006
Analysts Conference/	
Equity Forum November	28 to 29, 2006
Annual Report for 2006	March 31, 2007

Contact

WashTec AG
Karoline Kalb
Argonstrasse 7
86153 Augsburg, Germany
Telephone +49 821/5584-0
Fax +49 821/5584-1135
www.washtec.de
washtec@washtec.de



WashTec AG
Argonstrasse 7
D-86153 Augsburg, Germany
Telephone (+49 821) 55 84-0
Fax (+49 821) 55 84-1410

